SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934


                             FIRST FEDERAL BANCORP,
                                      INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    319966 10 7
                                 (CUSIP Number)


                                DECEMBER 26, 1997
             (Date of Event Which Requires Filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

----------------------------                         ---------------------------
CUSIP NO. 319966 10 7                                     PAGE  2  OF 6 PAGES
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wesbanco, Inc. (I.R.S. Identification Number 55-0571723)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /
                                                                  (b)  /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     West Virginia
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
 NUMBER OF
   SHARES             85,000
             -------------------------------------------------------------------
BENEFICIALLY  6   SHARED VOTING POWER
  OWNED BY
    EACH              0
             -------------------------------------------------------------------
 REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON
    WITH              85,000
             -------------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     85,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /  /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

Item 1 (a)  Name of Issuer:

            First Federal Bancorp, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:

            505 Market Street
            Zanesville, Ohio 43701

Item 2 (a)  Name of Person Filing:

            Wesbanco, Inc.

Item 2 (b)  Address of Principal Business Office:

            1 Bank Plaza
            Wheeling, West Virginia 26003

Item 2 (c)  Citizenship:

            West Virginia

Item 2 (d)  Title of Class of Securities:

            Common Stock

Item 2 (e)  CUSIP Number:

            319966 10 7


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   |_|   Broker or dealer registered under section 15 of  the Act  (15 U.S.C.
            78o);

(b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   |_|   Insurance  company as  defined  in section  3(a)(19) of  the Act (15
            U.S.C. 78c);

(d)   |_|   Investment  company registered  under  section 8  of  the Investment
            Company Act of 1940 (15 U.S.C. 80a-8);

(e)   |_|   An investment advisor  in  accordance  with Sections 240.13d-1(b)(1)
            (ii)(E);

(f)   |_|   An employee  benefit plan  or endowment   fund  in  accordance  with
            Section 240.13d- 1(b)(1)(ii)(F);

(g)   |_|   A parent  holding  company or  control  person  in  accordance  with
            Section 240.13d- 1(b)(1)(ii)(G);

(h)   |_|   A  savings  association as  defined in  Section 3(b) of the  Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded  from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      If this  statement  is  filed pursuant to Section 240.13d-1(c), check this
box   |X|



Item 4.     Ownership


      (a) Wesbanco, Inc. beneficially owns 85,000 shares of the Common Stock of the issuer.


      (b) The 85,000 shares beneficially owned by Wesbanco, Inc. are 5.4% of the outstanding Common Stock, based upon the 1,575,116 shares outstanding at December 31, 1997.


      (c) Wesbanco, Inc. has sole voting and dispositive power with respect to the 85,000 shares beneficially owned by it.


Item 5.     Ownership of Five Percent or Less of a Class


            Not applicable.

                               Page 4 of 6 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.


            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


            Not applicable.


Item 8.     Identification and Classification of Members of the Group.


            Not applicable.


Item 9.     Notice of Dissolution of Group.


            Not applicable.


Item 10.    Certifications.


            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 1998


                                    /S/ EDWARD M. GEORGE
                                    -------------------------------------
                                    President and Chief Executive Officer




                                Page 6 of 6 Pages